Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are referred to the SENS announcement published on November 8, 2018 wherein shareholders were advised that Gert Pretorius had exercised 1 100 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 748 000 of these shares to cover primarily the strike price and resultant tax implications of the transactions. At conclusion of the transaction, Gert Pretorius will have increased his shareholding in MiX Telematics by 352 000 ordinary shares, bringing his total shareholding to 689 854.

Shareholders are accordingly advised that, to date, Gert Pretorius has sold 311 586 shares.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited (“MiX Telematics Africa”) and MiX Telematics Investments Proprietary Limited (“MiX Telematics Investments”)
Transaction date:	November 12, 2018
Class of securities:	Ordinary shares
Number of securities	126 584
Highest traded price per security:*	R10.50
Weighted average price per security:	R10.30930
Lowest traded price per security:*	R10.00
Total value:	R1 304 992.43
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa and MiX Telematics Investments
Transaction date:	November 13, 2018
Class of securities:	Ordinary shares
Number of securities	185 000
Highest traded price per security:*	R10.35
Weighted average price per security:	R10.31160
Lowest traded price per security:*	R9.95
Total value:	R1 907 646.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa and MiX Telematics Investments
Transaction date:	November 14, 2018
Class of securities:	Ordinary shares
Number of securities	2
Price per security:	R10.30
Total value:	R20.60
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
* Highest and lowest traded prices per security on the market on the day.

November 15, 2018

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